Exhibit 99.1

For immediate release

PreMD Comments on AtheroGenics, Inc.’s Commercialization Agreement

PREVU* Skin Sterol Test included in AtheroGenics’ ARISE study

Toronto, Ontario (December 23, 2005) - - PreMD Inc. (TSX: PMD; Amex: PME) today issued a statement congratulating AtheroGenics, Inc. (Nasdaq: AGIX) on the signing of a significant commercialization agreement for AGI-1067, its novel oral therapy for the treatment of atherosclerosis.

“We congratulate AtheroGenics on this important and impressive achievement,” said Dr. Brent Norton, President and Chief Executive Officer. “This partnership will significantly enhance the commercial potential of AGI-1067 and position AtheroGenics to emerge as a leader in cardiovascular medicine.”

Dr. Norton continued, “With AtheroGenics, we look forward to the conclusion of the ARISE study. PREVU* Point of Care (POC) Skin Sterol Test may prove to be an effective tool to monitor patients’ response to this potentially very important drug. We may also find that skin sterol correlates with primary cardiac events, such as heart attack or stroke.”

Data from the ARISE study is currently expected to be publicly available in the second half of 2006.

About PREVU*
Skin tissue cholesterol is a novel, independent risk factor for coronary artery disease (CAD). PREVU* tests the amount of cholesterol accumulated in the skin tissues, which has been shown to parallel cholesterol build-up in the coronary arteries. It does not require the drawing of blood or fasting and takes just minutes to perform. PREVU* POC is marketed worldwide by McNeil Consumer Healthcare, Canada and is currently available for sale to medical professionals in the United States, Canada and select European markets.

For more information about PREVU* POC Skin Sterol Test, please visit www.prevu.com. For North American sales inquiries, please call McNeil’s customer service hotline at 1-866-283-8328. For European sales inquiries, please call 00-800-8283-8328. All e-mail inquiries may be forwarded to yourvoice@mccca.jnj.com.

About PreMD
PreMD Inc. (formerly IMI International Medical Innovations, Inc.) is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD’s cardiovascular products, which are branded as PREVU* Skin Sterol Test, are marketed and distributed worldwide by McNeil Consumer Healthcare, Canada. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. PreMD’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario.
*Trademark

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company’s products, the competitiveness of the Company’s products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions.

In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

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For more information, please contact:
Sarah Borg-Olivier
Director, Communications
T: (416) 222-3449
sbolivier@premdinc.com